04020659

AR/S

P.E. 12-31-03

AMERICAN **STONE** INDUSTRIES INC
2003 ANNUAL REPORT

AMERICAN STONE INDUSTRIES
(AMST)

American Stone Industries is a holding company that mines and sells stone predominantly for the building stone market through its wholly owned subsidiary, American Stone Corporation. American Stone Corporation owns and operates Cleveland Quarries in Amherst, Ohio, one of the world's largest sandstone quarries. American Stone Industries is one of a small number of vertically integrated producers of building stone products in North America. The Company's products include sandstone block and slab, landscaping stone, standard products such as step treads and platforms, and dimensional stone for architectural and restoration projects. The common stock of American Stone Industries is traded on the OTC Bulletin Board under the symbol AMST.

FINANCIAL HIGHLIGHTS

	December 31,			
	2003	**2002**	**2001**	**2000**
Sales	**$ 2,228,170**	$ 4,482,511	$ 3,786,940	$ 3,778,681
Cost of goods sold	**1,735,270**	4,970,967	3,329,718	2,647,865
Selling and administrative expenses	**526,750**	1,241,574	989,406	841,928
Other income (expenses):				
Interest income	**36**	204	4,500	12,710
Interest expense	**(152,044)**	(129,903)	(137,001)	(127,281)
Provision for income taxes	**—**	—	—	—
Net income (loss)	**$ (185,858)**	$ (1,859,729)	$ (664,685)	$ 174,317
Net income (loss) per common share:				
Basic	**$ (0.10)**	$ (0.96)	$ (0.34)	$ 0.10
Diluted	**$ (0.10)**	$ (0.96)	$ (0.34)	$ 0.09
Average common shares outstanding:				
Basic	**1,939,169**	1,937,050	1,936,364	1,831,350
Diluted	**2,286,778**	1,937,050	1,936,364	1,837,708
Current assets	**$ 1,284,679**	$ 1,090,758	$ 2,086,594	$ 1,954,186
Property, plant and equipment, net	**3,243,693**	3,670,003	3,491,349	3,351,817
Total assets	**4,572,597**	4,810,969	5,628,236	5,358,599
Current liabilities	**2,210,510**	2,382,958	1,859,944	1,327,838
Long-term liabilities	**1,300,000**	1,180,066	670,591	268,375
Stockholders' equity	**1,062,087**	1,247,945	3,097,701	3,762,386
Working capital	**(925,831)**	(1,292,200)	226,650	626,348
Intangible assets, net of amortization	**35,704**	35,704	35,704	38,680
Short-term interest bearing obligations	**1,505,850**	1,372,010	1,085,261	891,964
Long-term interest bearing obligations	**1,300,000**	1,180,006	670,591	268,375

To Our Shareholders:

What a difference a year makes. One year ago, American Stone was a company in crisis. We had a negative gross margin in 2002 and a net loss of $0.96 per share. Cash was tight, credit controls were loose, and there were serious operational and customer service problems.

Over the past year and more, we have worked hard to address all these issues. We slashed costs, instituted strict credit controls and shut down unprofitable ventures. We improved our processes, lowered waste and defects, and are educating our employees. Although we reported a loss for 2003, we had a 22% gross profit on half the 2002 sales, and the net loss for 2003 was dramatically lower than 2002. Thanks to the support of our employees, shareholders, customers and suppliers, I believe the Company is now on the right path to sustained profitability.

However, we still face challenges before we can emerge as a stable company with bright prospects. We have to continue to improve our operating rigor, strengthen our balance sheet, generate better cash flow and re-establish our reputation as a reliable supplier of the highest quality sandstone. Cash remains tight, but as a result of new credit discipline, our bad debt reserve is down to $20,000 from $209,000 a year ago. In addition, the Company has adopted new governance standards and initiated reporting policies with strong management and board oversight.

The New Year has started slowly due to the weather, which prevented us from quarrying stone all winter. But we have ample saleable inventory on hand – more than the Company has had in years going into the spring season. We also have judiciously invested in new equipment for the quarry that will improve productivity and reduce operating costs.

The market continues to be soft, but we are cautiously optimistic. With some new marketing materials and a new sales team, we are now positioned to more actively pursue profitable new business. If architectural project opportunities materialize as anticipated, we believe we can increase sales 25-30% over 2003 levels. We are confident we could handle such an increase in volume without adding to staff, assuming the workflow is reasonably spread out. At these higher volumes, we should be able to produce a profit in 2004 and take another positive step on our new path.

Sincerely,

Russell Ciphers, Sr.
President and Chief Executive Officer

March 5, 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

(all amounts in thousands)

Following is a discussion of the principal factors that affected the Company's results of operations during each of the two most recent fiscal periods. This discussion should be read in conjunction with the Company's Consolidated Financial Statements included elsewhere in this report.

Company Overview and Outlook

American Stone Industries, Inc. is a holding company that mines and sells stone primarily for the building stone market through its wholly-owned subsidiary, American Stone Corporation. American Stone Corporation owns and operates the Cleveland Quarries in Amherst, Ohio. We produce dimensional stone which is cut to size as specified in architectural designs and primarily used as architectural accents to buildings. We also produce construction stone which is primarily used for road base, back fill and erosion control.

In January 2001, we created Amherst Stone at Cleveland Quarries, Inc., a wholly-owned subsidiary, to distribute our stone and other natural stone products directly to northern Ohio builders and landscapers. In December 2002 we decided to close Amherst Stone and consolidate the remaining activities into American Stone Corporation.

Looking forward, our immediate challenge is to increase our sales base and continue to improve our operating efficiencies while controlling costs so we can generate profitability and positive cash flow and strengthen our balance sheet. Cash remains tight, but as a result of new credit disciplines we have significantly reduced bad debt write-offs. 2004 started slowly due to the weather, which prevented us from quarrying stone all winter. However, we have ample saleable inventory on hand -- more than we have had in several years going into the spring season. We also judiciously invested in new equipment for the quarry in 2003 that we expect will improve productivity and reduce operating costs. The market continues to be soft, but we are cautiously optimistic. With some new marketing materials and a new sales team, we are now positioned to more actively pursue new business. If architectural project opportunities materialize as anticipated, we believe we can increase sales 25-30% over 2003 levels. We are confident we could handle such an increase in volume without adding to staff, assuming the workflow is reasonably spread out. At these higher volumes, we should be able to produce a profit in 2004.

2003 compared to 2002

Sales decreased $2,254, or 50%, from 2002 due to the closure of the Amherst Stone distribution business, unusually cold weather in early 2003 which adversely impacted our ability to pull stone from the quarry for most of the first quarter of 2003, being more selective in choosing jobs with higher profit potential and focusing on selling products that we produce from our own raw materials as opposed to reselling stone quarried by others.

Gross profit, as a percentage of sales, improved from a negative 10.9% in 2002 to a positive 22.1% in 2003 due choosing jobs with higher profit potential combined with cost reduction and productivity improvement programs. Also included in 2002 cost of goods sold was a $437 inventory write down.

Selling and administrative expenses decreased $715, or 58% in 2003 from 2002. Included in 2003 selling and administrative expense was a $223 benefit from forgiveness of debt from notes payable. Before this benefit, selling and administrative expenses decreased $492, or 40%, primarily due to cost reduction actions, the elimination of non-value added activities and the closure of our Amherst Stone operation in December 2002.

Interest expense increased $22, or 17% in 2003 compared to 2002 due primarily to increased average borrowing levels in 2003.

We did not record a benefit for income taxes in 2003. We have $6,500 of unused net operating loss carryforwards that may be applied against future taxable income. These carryforwards expire in various amounts from 2007 through 2023. Our ability to use the carryforwards will depend upon generating taxable income in the future. There are no assurances that we will be profitable in the future, and as a result we did not reflect a tax benefit in 2003 from the net loss.

The net loss in 2003 of $186 was significantly less than the net loss in 2002 of $1,860. The main drivers were significantly improved gross profit margins combined with significantly lower selling and administrative expenses, as previously discussed.

2002 compared to 2001

Sales increased $696, or 18% from 2001 due primarily from increased sales from Amherst Stone.

Gross profit, as a percentage of sales, decreased from 12.1% in 2001 to a negative 10.9% in 2002 due to under-pricing several restoration and architectural projects, inefficient operating procedures and the negative effect on operations of previously deferred maintenance. In addition, during the third quarter of 2002 we determined that approximately $445 of inventory was scrap and as a result we established a reserve of $437 for this inventory.

Selling and administrative expenses increased $252, or 25% due primarily to increased overhead related to Amherst Stone, including additional sales personnel, promotional materials and showroom expenses.

Interest expense declined by $7, or 5% due primarily to a decline in the prime interest rate on our line of credit.

We did not record a benefit for income taxes in 2002 due to having significant unused net operating loss carryforwards, as previously discussed.

The net loss in 2002 of $1,860 was significantly more than the net loss in 2001 of $665. The main drivers were lower gross profit margins combined with higher selling and administrative expenses, as previously discussed.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates, judgments and assumptions in certain circumstances that affect amounts reported in the accompanying consolidated financial statements. We evaluate the accounting policies and estimates we use to prepare financial statements on an ongoing basis. We base our estimates on historical experience and assumptions believed to be reasonable under the relevant circumstances. In preparing these financial statements, we have made our best estimates and judgments of certain amounts included in the financial statements related to the accounting policies and estimates described in the text that follows. The application of these critical accounting policies involves the exercise of judgment and the use of assumptions as to future uncertainties, and as a result, actual results could differ from these estimates. For additional information regarding our accounting policies, see Note 1 to the Consolidated Financial Statements for the fiscal year ended December 31, 2003.

Goodwill

As of December 31, 2003, we had $26,661 of goodwill resulting from the acquisition of businesses. Effective January 1, 2002, we adopted SFAS No. 142 "Goodwill and Other Intangible Assets," under which goodwill is no longer amortized but is tested for impairment annually (we have selected November 15), or more often, if an event or circumstance indicates that an impairment loss may have occurred. In making goodwill impairment assessments, we compare the fair value of the company with the company's carrying value. If the fair value of the company exceeds its carrying value, goodwill is considered not to be impaired. If the carrying value of the company exceeds its fair value, an impairment loss is measured and recognized.

As of the close of business on November 15, our common stock's latest closing value was $6.00 per share and we had 1,939,169 shares outstanding. Therefore, our total market value, or fair value, was $11,653,014. The carrying value of the company, represented by stockholders' equity, at September 30, 2003 (the last information as filed under form 10-QSB) was $612,992. Since the fair value exceeded the carrying value, we determined that goodwill was not impaired.

Land Depletion

Our estimate of land depletion is based on our estimate of remaining sandstone as determined from current and historical information. We evaluated the key factors and assumptions used to develop the land depletion estimate in determining that it is reasonable in relation to the financial statements taken as a whole.

Contingencies

We are subject to various investigations, claims, and legal and administrative proceedings covering a wide range of matters that arise in the ordinary course of business activities. Any liability that may result from these proceedings, and any liability that is judged to be probable and estimable, has been accrued. Any potential liability not accrued is not currently expected to have a material adverse effect on our future financial position, results of operations or cash flows.

Cash Flows
(all amounts in thousands)

Cash flows provided (used by):	2003	2002
Operating activities	$(148)	$(206)
Investing activities	(50)	(113)
Financing activities	477	296

Cash used by operating activities in 2003 was $148. The net loss of $186 included a non-cash gain on forgiveness of bank debt of $223, depreciation and amortization of $418 and a loss on the sale of equipment of $58. Major uses of cash were a $188 increase in inventory and a $306 decrease in payables and accrued liabilities. Major sources of cash were a $228 decrease in accounts receivable and a $44 decrease in prepaid expenses.

Cash used by operating activities in 2002 was $206. The net loss of $1,860 included depreciation and amortization of $434. Major sources of cash were a $270 decrease in accounts receivable, a $672 decrease in inventory, a $32 decrease in prepaid expenses and a $236 increase in payables and accrued liabilities.

Cash used by investing activities in 2003 was $50, which included $62 to purchase equipment primarily to improve productivity.

Cash used by investing activities in 2002 was $113 to purchase equipment to improve productivity and maintain current equipment.

Cash provided by financing activities in 2003 was $477. Cash was provided by long term debt totaling $1,495 while $1,018 of cash was used to repay long term debt and borrowings under the line of credit. Borrowings in 2003 included the following:

- $220 unsecured notes payable to directors and officers of the company
- $200 unsecured note payable to bank
- $900 mortgage refinance loan payable to Madison/Route 20, LLC
- $175 drawn on an unsecured note payable to Roulston Venture Capital L.P., a significant shareholder

Cash provided by financing activities in 2002 was $296. Cash was provided by long term debt totaling $661 while $364 of cash was used to repay long term debt and borrowings under line of credit arrangements. Borrowings in 2002 included the following:

- $500 loan from an individual investor
- $150 unsecured note payable to Roulston Venture Capital L.P., a significant shareholder

More information about Long Term Debt can be found in Note E to the Consolidated Financial Statements.

Liquidity and Capital Resources
(all amounts in thousands)

As of December 31, 2003 we had cash and cash equivalents totaling $284. During 2003 we had a line of credit with maximum borrowings of $500. This line of credit was paid off and closed before December 31, 2003.

As of December 31, 2003 our current portion of long-term debt was $1,506, which represents the principal portion of our debt that is due to be repaid by December 31, 2004. These debt maturities will need to be extended or refinanced during 2004 in order for us to be able to continue to fund operations and meet our obligations. Profitable operations in 2004 will be an important factor in helping us to extend or refinance these obligations.

Capital spending in 2004 is currently estimated at between $50 and $100, primarily for equipment needed to maintain operations.

At December 31, 2002 we were in violation of certain covenants of our bank line of credit agreement, but we had obtained waivers from the bank. However, at December 31, 2003 none of our borrowing arrangements contained covenants, and we do not believe we were in default with respect to any other financial arrangement, nor were we subject to any unsatisfied judgments, liens or settlement obligations.

We have experienced significant operating losses over the previous three years. As a result, we have had cash flow and liquidity problems. We have taken steps to reduce administrative overhead, employment levels and other expenses, have instituted strict controls over granting credit to customers and have put new sales policies and procedures into place. There can be no assurances that these measures will enable us to become profitable or achieve positive cash flow in the foreseeable future. We are also currently exploring additional long term funding sources, including debt placement, stock issuance and other alternatives.

The following table summarizes our obligations related to long-term debt and operating leases as of December 31, 2003:

	Long Term Debt	Operating Leases	Total
Due in less than 1 year	$1,506	$13	$1,519
1-3 years	1,300	4	1,304
Total	$2,806	$17	$2,823

CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS

In this annual report, statements that are not reported financial results or other historical information are "forward-looking statements" within the meaning of the Private Securities

Litigation Reform Act of 1995. Forward-looking statements give current expectations or forecasts of future events and are not guarantees of future performance. They are based on management's expectations that involve a number of business risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. You can identify these statements by the fact that they do not relate strictly to historic or current facts. Words are used such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe" and other words and terms of similar meaning in connection with the discussion of future operating or financial performance. In particular, these include statements relating to future actions; prospective changes in manufacturing costs, product pricing or product demand; future performance or results of current and anticipated market conditions and market strategies; sales efforts; expenses; the outcome of contingencies such as legal proceedings; and financial results.

Factors that could cause actual results to differ materially include, but are not limited to: (1) general economic, business and market conditions, (2) actions by competitors, (3) the success of advertising or promotional efforts, (d) trends within the building construction industry, (5) the existence or absence of adverse publicity, (6) changes in relationships with the Company's major customers or in the financial condition of those customers, (7) equipment and operational problems, and (8) the adequacy of the Company's financial resources and the availability and terms of any additional capital.

We cannot guarantee that any forward-looking statement will be realized, although we believe we have been prudent in our plans and assumptions. Achievement of future results is subject to risks, uncertainties and inaccurate assumptions. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could vary materially from those anticipated, estimated or projected. Investors should bear this in mind as they consider forward-looking statements.

We undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosures we make on related subjects in our Form 10-QSB, 8-K and 10-KSB reports to the Securities and Exchange Commission. You should understand that it is not possible to predict or identify all risk factors. Consequently, you should not consider any such list to be a complete set of all potential risks or uncertainties.

AMERICAN STONE INDUSTRIES, INC. AND SUBSIDIARIES

FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

Hobe & Lucas

CERTIFIED PUBLIC ACCOUNTANTS, INC.

4807 Rockside Road
Suite 510
Independence, Ohio 44131
Tel: (216) 524-8900
Fax: (216) 524-8777

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of American Stone Industries, Inc. and Subsidiaries
Amherst, Ohio

We have audited the consolidated balance sheets of American Stone Industries, Inc. and Subsidiaries as of December 31, 2003 and 2002, and the related statements of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Stone Industries, Inc. and Subsidiaries as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Hobe & Lucas
Certified Public Accountants, Inc.

Independence, Ohio
February 16, 2004

AMERICAN STONE INDUSTRIES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2003 AND 2002

ASSETS

	2003	2002
Current Assets		
Cash and cash equivalents	$ 284,238	$ 5,697
Accounts receivable, net of allowance for doubtful accounts of $20,000 - 2003 and $209,000 - 2002	160,303	388,206
Prepaid expenses	2,700	46,942
Inventory	837,438	649,913
Total Current Assets	1,284,679	1,090,758
Property, Plant and Equipment, Net	3,243,693	3,670,003
Other Assets		
Intangible assets	9,043	9,043
Goodwill	26,661	26,661
Restricted cash	7,521	13,504
Deposits	1,000	1,000
	44,225	50,208
	$ 4,572,597	$ 4,810,969

LIABILITIES AND STOCKHOLDERS' EQUITY

	2003	2002
Current Liabilities		
Bank line of credit	$ -0-	$ 500,000
Current portion of notes payable	1,505,850	872,010
Accounts payable	516,345	695,749
Accrued and withheld payroll and payroll taxes	44,991	53,639
Accrued liabilities	143,324	261,560
Total Current Liabilities	2,210,510	2,382,958
Long Term Liabilities		
Notes payable	1,300,000	1,180,066
Stockholders' equity		
Common stock, $.001 par value 20 million shares authorized, 1,939,169 shares issued and outstanding	1,939	1,939
Additional paid-in capital	4,829,708	4,829,708
Accumulated deficit	(3,769,560)	(3,583,702)
	1,062,087	1,247,945
	$ 4,572,597	$ 4,810,969

See notes to consolidated financial statements.

AMERICAN STONE INDUSTRIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
Sales	$ 2,228,170	$ 4,482,511
Cost of goods sold	1,735,270	4,970,967
Gross profit (loss)	492,900	(488,456)
Selling and administrative expenses	526,750	1,241,574
(Loss) from operations	(33,850)	(1,730,030)
Other Income/(Expense)		
Interest income	36	204
Interest expense	(152,044)	(129,903)
	(152,008)	(129,699)
(Loss) before provision for income taxes	(185,858)	(1,859,729)
Provision for income taxes	-0-	-0-
Net (loss)	$ (185,858)	$ (1,859,729)
Net (Loss)/Income per Common Share		
Basic	$ (.10)	$ (.96)
Diluted	$ (.10)	$ (.96)

See notes to consolidated financial statements.

AMERICAN STONE INDUSTRIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	Common Stock		Additional		Total
	Issued Shares	Par Value	Paid-In Capital	Accumulated Deficit	Stockholders' Equity
Balance, January 1, 2002	1,936,364	$ 1,936	$ 4,819,738	$ (1,723,973)	$ 3,097,701
Shares issued in stock option exercise	2,805	3	9,970	-0-	9,973
Net Loss	-0-	-0-	-0-	(1,859,729)	(1,859,729)
Balance, December 31, 2002	1,939,169	1,939	4,829,708	(3,583,702)	1,247,945
Net Loss	-0-	-0-	-0-	(185,858)	(185,858)
Balance, December 31, 2003	1,939,169	$ 1,939	$ 4,829,708	$ (3,769,560)	$ 1,062,087

See notes to consolidated financial statements.

AMERICAN STONE INDUSTRIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
Net Loss	$ (185,858)	$ (1,859,729)
Gain on forgiveness of bank debt	(223,049)	
Adjustments to reconcile net income (loss) to		
net cash provided by (used in) operating activities:		
Depreciation, amortization and depletion	417,917	433,957
Loss on sale of equipment	58,328	-0-
Non-cash option expense		9,973
Changes in assets and liabilities:		
Decrease in accounts receivable	227,903	270,116
(Increase) decrease in inventory	(187,525)	671,815
Decrease in prepaid expenses	44,242	31,869
(Decrease) increase in payables and accrued liabilities	(306,288)	236,265
Other, net	5,983	85
Net Cash Used in Operating Activities	(148,347)	(205,649)
Cash Flows from Investing Activities:		
Proceeds from sale of equipment	11,800	-0-
Purchase of property, plant and equipment	(61,735)	(112,611)
Net Cash Used in Investing Activities	(49,935)	(112,611)
Cash Flows from Financing Activities:		
Net (payments) borrowings under line of credit arrangements	(500,000)	(194,245)
Proceeds from long term debt	1,495,000	660,850
Repayment of long term debt	(518,177)	(170,381)
Net Cash Provided by Financing Activities	476,823	296,224
Net Increase (Decrease) in Cash and Cash Equivalents	278,541	(22,036)
Cash and Cash Equivalents at Beginning of Year	5,697	27,733
Cash and Cash Equivalents at End of Year	$ 284,238	$ 5,697

See notes to consolidated financial statements.

AMERICAN STONE INDUSTRIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
Supplemental Disclosure of Cash Flows Information:		
Interest paid	$ 150,000	$ 130,000
Taxes paid	$ -0-	$ -0-

Supplemental disclosures of non-cash financing activities:

During 2003, the Company recognized $223,049 as forgiveness of debt from notes payable.

During the year ended December 31, 2002 the Company purchased land from a related party for $500,000 in exchange for a note payable.

In 2002, the Company issued 2,805 shares of common stock in exchange for the exercise of 4,546 directors stock options.

See notes to consolidated financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of American Stone Industries, Inc. and Subsidiaries, (hereinafter "ASI" or the "Company") is presented to assist in understanding the financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Business Activity

American Stone Industries, Inc. (a Delaware corporation) is a publicly-held company whose stock is traded on the OTC Bulletin Board. American Stone Industries, Inc. ("ASI") is a holding company that mines and sells stone predominantly for the building stone market through its wholly owned subsidiary, American Stone Corporation ("ASC"). ASC owns and operates the Cleveland Quarries in Amherst, Ohio.

In January of 2001, the Company created a wholly-owned subsidiary, known as Amherst Stone at Cleveland Quarries, Inc. (Amherst Stone) to act as a distributor directly to northern Ohio builders and landscapers. The Company intended Amherst Stone to act as a full-time supplier of Cleveland Quarries sandstone and other natural stone products. In December 2002, the Company decided to consolidate the activities of Amherst Stone into its ASC operations.

Cash and Cash Equivalents

For purposes of financial reporting, the Company considers all highly-liquid debt instruments purchased with an original maturity date of three months or less to be cash equivalents.

Accounts Receivable

Credit is granted to only qualified domestic customers. The allowance for doubtful accounts is calculated using the Company's prior bad debt experience and current estimates of uncollectible accounts.

Revenue Recognition

Revenues are recorded when products are shipped to customers or, in instances where products are configured to customer requirements, upon the successful completion of the Company's final test procedures. The Company is generally not contractually obligated to accept returns, except for defective product. An allowance for such returns is reflected as a reduction to accounts receivable when the Company expects to grant credits for such items; otherwise it is reflected as a liability.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property, Plant and Equipment - At Cost

Property, plant and equipment at December 31, 2003 and 2002 consisted of:

	2003	2002
Land	$ 938,680	$ 939,979
Buildings and improvements	1,477,350	1,477,350
Equipment	2,793,440	2,838,808
Computers	62,175	62,175
Vehicle	10,650	38,837
	5,282,295	5,357,149
Less: Accumulated depreciation	2,038,602	1,687,146
Net property, plant and equipment	$ 3,243,693	$ 3,670,003

Depletion is being calculated based on management's estimate of sandstone reserves. There is no engineer's estimate available for such reserves. Depletion amounted to $1,299 and $2,131 for the years ended December 31, 2003 and 2002, respectively.

The cost of depreciable property is being depreciated over the estimated useful lives of the assets using the straight-line method for financial reporting. Depreciation expense was $416,618 and $431,826 for the years ended December 31, 2003 and 2002, respectively.

Routine maintenance and repairs are charged to operations when incurred. Expenditures which materially increase value or extend lives are capitalized.

Principles of Consolidation

The accompanying financial statements include the accounts of American Stone Industries, Inc. and its wholly-owned subsidiary American Stone Corporation for the year ended December 31, 2003. For the year ended December 31, 2002, the financial statements include the accounts of American Stone Industries, Inc. and its wholly-owned subsidiaries American Stone Corporation and Amherst Stone at Cleveland Quarries, Inc. As mentioned in Note 1 Business Activity, in 2002 the Company decided to consolidate the activities of Amherst Stone into ASC operations. All significant intercompany transactions have been eliminated in consolidation.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Goodwill and Other Intangibles

The Company adopted the provisions of FASB Statement 142, *Goodwill and Other Intangible Assets*, as of January 1, 2002. The standard provides that goodwill and intangible assets with indefinite lives no longer be amortized. The standards provide that goodwill be tested for impairment annually on November 15th. The Company recognized no impairment in 2003 or 2002.

The following is a summary of intangibles:

	2003	2002
Intangibles not subject to amortization		
Trademarks	9,043	9,043
Goodwill	26,661	26,661
	$ 35,704	$ 35,704

Stock Options

The Company uses the intrinsic-value method of accounting for stock-based awards granted to employees and, accordingly, does not currently recognize compensation expense for its stock-based awards to employees in the Consolidated Statements of Income.

The Company maintains the 1998 Management Stock Option Plan (management plan). Options granted under the management plan may be either incentive stock options or non-statutory stock options. The options expire on the fifth anniversary of the date of grant with remaining terms to be determined by the sole discretion of a committee of members of the Company's Board of Directors. The management plan provides that the Company may grant options (generally at fair market value at the date of grant) for not more than 300,000 shares of common stock to management employees. Options granted are generally exercisable beginning one year after the date of grant. At December 31, 2003 and 2002, 70,000 and 10,000 options, respectively, with exercise prices ranging from $3.35 to $5.00 were outstanding. At December 31, 2003 and 2002, -0- and 10,000 options, respectively, were exercisable.

Additionally, the Company maintains the 1998 Non-Employee Director Stock Option Plan (director plan). The director plan provides for the granting of stock options to members of the Board of Directors who are not employees of the Company. There are 300,000 shares available for grant under the plan. Each option is exercisable one year after the date of grant and expires five years after the date of grant. Each eligible director receives an option to purchase 1,500 shares (3,000 shares for the Board's Chairman) of common stock on the date of the annual meeting and 150 shares (300 shares for the Board's Chairman) of common stock for each Director or Committee meeting attended. Each option shall be at fair market value on the date of the grant. At December 31, 2003, 112,904 shares with exercise prices ranging from $2.37 to $9.50 ($5.62 weighted average) were outstanding, 96,554 of which were exercisable. At December 31, 2002, 110,954 shares with exercise prices ranging from $2.37 to $9.50 ($5.77 weighted average) were outstanding, 88,200 of which were exercisable.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Stock Options (Continued)

A summary of option activity under the plans follows:

	Number of Shares Under Option	Weighted Average Exercise Price
Outstanding at January 1, 2002	108,200	$ 4.85
Granted	27,300	8.48
Exercised	(4,546)	3.58
Cancelled	(10,000)	5.00
Outstanding at December 31, 2002	120,954	5.59
Granted	86,350	3.61
Exercised	-0-	0.00
Cancelled	(24,400)	4.76
Outstanding at December 31, 2003	182,904	4.75
Options exercisable at December 31, 2003	96,554	6.58
Options exercisable at December 31, 2002	98,200	$ 4.78

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APBO No. 25), and related interpretations, in accounting for its stock options because, as discussed below, the alternative fair value accounting provided for under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123), requires use of highly subjective assumptions in option valuation models. Under APBO No. 25, because the exercise price of the Company's stock option granted is not less than fair market price of the shares at the date of grant, no compensation is recognized in the financial statements.

Pro forma information regarding net income and earnings per share, determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123, is required by that statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions for all options granted: a risk free interest rate of 1.02% and 1.24% for 2003 and 2002, respectively, expected life of the options of five years, no expected dividend yield and a volatility factor of 10%. Additionally, a marketability discount of 50% has been assumed for 2003 and 2002, respectively.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Stock Options (Continued)

	2003	2002
Net income (loss), as reported	(185,858)	(1,859,729)
Deduct: (Loss), Total stock-based employee compensation expense determined under fair value based method for all awards, net of tax effects	(45,675)	(50,479)
Pro forma net income (loss)	$ (231,533)	$ (1,910,208)
Earnings per share:		
Basic – as reported	$ (.10)	$ (.96)
Basic – pro forma	$ (.12)	$ (.99)
Diluted – as reported	$ (.10)	$ (.96)
Diluted – pro forma	$ (.12)	$ (.99)

Reclassifications

Certain reclassifications have been made in the 2002 financial statements to conform to the 2003 presentation.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentration of credit risk, principally consist of accounts receivable. The Company's policies do not require collateral to support customer accounts receivables. No concentrations existed for the years ended December 31, 2003 and 2002.

Income Per Common Share

Income per common share is based on the weighted average number of shares outstanding which was 1,939,169 and 1,937,050 for the years ended December 31, 2003 and 2002, respectively.

The Company has various notes payable that include conversion rights to common stock. Total potential convertible shares were approximately 252,900 shares at December 31, 2003. Additionally, the Company has outstanding stock options of 182,904 shares at December 31, 2003. As a result, the Company has the potential of issuing approximately 435,804 of additional shares of common stock at December 31, 2003.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Inventory

The inventories which consist of sandstone are stated at the lower of first-in, first-out (FIFO) cost or market.

Restricted Cash

The Company's certificate of deposit is assigned to the Ohio Department of Natural Resources Division of Reclamation. The Ohio Department of Natural Resources requires all companies engaged in mining activities in the state to maintain an interest bearing certificate of deposit to qualify for a mining permit.

Shipping and Handling Costs

The Company includes the cost of shipping and handling in its cost of goods sold.

Accounting Standards

Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* (SFAS 142). SFAS 142 addresses the financial accounting and reporting for acquired goodwill and other intangible assets. As a result of adopting SFAS 142, goodwill and the Company's intangible assets are no longer amortized. Pursuant to SFAS 142, goodwill and other intangible assets must be tested for impairment on an annual basis. As of November 15, 2003, the Company updated its impairment review, which indicated that there was no impairment.

NOTE 2 - RELATED PARTIES

On October 1, 1999, the Company signed an interest-only note with Roulston Ventures Limited Partnership (RVLP), a significant shareholder, for $150,000. Repayment of principal is to be made on October 1, 2004. At any time up to the maturity date, RVLP had the right to convert the debt into shares of common stock at $5.00 per share.

On October 1, 2002, the Company signed an additional interest only note with Roulston Venture Capital L.P. (RVCLP), a significant shareholder, for $300,000, of which $300,000 was drawn at December 31, 2003. Repayment of the principal is to be made on October 1, 2005. At anytime up to the maturity date, RVCLP has to right to convert the debt into shares of common stock at $5.00 per share.

In 2003, the Company signed unsecured notes payable to directors and officers of the Company totaling $220,000. Interest only is payable quarterly at 5% per year. Principal is due between March 31, 2004 and May 15, 2004. At any time up to the due dates, note holders have the right to convert the notes into common stock at $3.50 per share.

NOTE 2 - RELATED PARTIES (CONTINUED)

In 2002, the Company entered into a $500,000 note payable - Amherst Quarry, Inc. (a related party). Principal and interest of 4.5% is due November 21, 2007 and is secured by land. The note was for the purchase of a 150-acre piece of land adjacent to Company-owned parcels from Amherst Quarries, Inc. Amherst Quarries is owned 20% by Enzo Costantino and 80% by Glen Gasparini, both of whom are directors of the Company and both abstained from the vote by the Board of Directors. The sale agreement contains terms that may call for certain contingent payments as follows. If during the life of the five-year loan, the property is sold for an amount in excess of $500,000, the previous owner is entitled to payment of one half the difference of the selling price and $500,000. If at the end of the loan period, the property has not been sold, the fair market value will be determined by an independent appraisal. The previous owner will be entitled to one-half the excess of the appraised value greater than $500,000.

NOTE 3 - LINE OF CREDIT

During 2003, the Company had a line of credit with maximum borrowings of $500,000. The Company paid off and closed the line of credit prior to December 31, 2003. The note provided for borrowing with interest payable monthly at a rate equivalent to the bank's prime lending rate of 4.25% at December 31, 2002. The debt was secured by substantially all real estate, inventory, and equipment of the Company. The outstanding balance at December 31, 2003 and 2002 was $0 and $500,000, respectively.

NOTE 4 - LONG TERM DEBT

	2003	2002
Unsecured note payable to Roulston Ventures L.P. (a significant shareholder). Interest only payable quarterly at 6%. Balance due October 1, 2004. Convertible to common stock at note holders option on or before due date. Convertible at $5.00 per share.	$ 150,000	$ 150,000
8.52%, note payable to bank. Secured by equipment payable in monthly installments of principal and interest of $2,248. Final payment due March 1, 2005. This loan was paid in full during 2003.	-0-	76,361
8.00%, note payable to bank. Payable in monthly installments of $18,297 which includes principal and interest. Final payment due June 1, 2006. Secured by blanket lien on all real estate, inventory, receivables and equipment of the Company. The loan was paid in full during 2003.	-0-	651,010

AMERICAN STONE INDUSTRIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2003 AND 2002

NOTE 4 - LONG TERM DEBT (CONTINUED)

	2003	2002
Balance Forward	$ 150,000	$ 877,371
6.90%, note secured by equipment with payments of $1,206 monthly which includes principal and interest. This loan was paid in full during 2003.	-0-	13,855
Unsecured note payable to lender. Interest only payable quarterly at 6% per year. Balance due January 15, 2007. Convertible to common stock at note holders option on or before due date. Convertible at $5.00 per share	500,000	500,000
Unsecured note payable to directors and officers of the Company. Interest only payable quarterly at 5% per year. Balance due between March 31, 2004 and May 15, 2004. Convertible to common stock at note holders option on or before due date. Convertible at $3.50 per share.	220,000	-0-
Unsecured note payable to bank. Interest payable in monthly installments of prime plus 2%, 6% as of December 31, 2003. Final payment on January 5, 2004. As of this report, the bank has agreed to renew said note for 90 days.	200,000	-0-
10% fixed rate commercial real estate loan payable to Madison/Route 20, LLC. Interest only payable monthly. Balance payable on October 13, 2004. Secured by land.	900,000	-0-
Unsecured note payable to Roulston Venture Capital L.P (a significant shareholder). Interest only payable quarterly at 6%. Balance is due October 1, 2005. Convertible to common stock at note holders option on or before due date. Convertible at $5.00 per share.	300,000	125,000
Unsecured note payable to lender with interest at 5%	35,850	35,850

NOTE 4 - LONG TERM DEBT (CONTINUED)

Balance Forward	$ 2,305,850	$ 1,552,076
Note payable – Amherst Quarry, Inc. (a related party). Principal and interest of 4.5% due November 21, 2007. Secured by land. Note provides for certain additional contingent payments (Note 2).	500,000	500,000
	2,805,850	2,052,076
Less: Current Portion	1,505,850	872,010
	$ 1,300,000	$ 1,180,066

Following is a summary of future maturities of long term debt as of December 31, 2003:

2004	$ 1,505,850
2005	300,000
2006	1,000,000
2007	-0-
2008	-0-
	$ 2,805,850

NOTE 5 - FAIR VALUE OF FINANCIAL STATEMENTS

The carrying amounts of cash, accounts receivable, accounts payable, and long-term debt approximate the fair value reported in the balance sheet. The fair value of long-term debt is based on current rates at which the Company could borrow funds with similar remaining maturities.

NOTE 6 - FINANCIAL REPORTING FOR SEGMENTS OF THE COMPANY

The Company and its subsidiaries operated predominantly in one industry, the design, quarrying and cutting of sandstone primarily used in the construction and landscaping industries.

Following is the information regarding the Company's continuing operations by geographic location.

	2003	2002
Net sales, including geographic transfers		
United States	$ 2,006,164	$ 3,744,567
Canada	222,006	737,944
	$ 2,228,170	$ 4,482,511

NOTE 6 - FINANCIAL REPORTING FOR SEGMENTS OF THE COMPANY (CONTINUED)

Income (Loss) from operations:		
United States	$ (33,850)	$ (1,730,030)
Canada	-0-	-0-
Loss from operations:	(33,850)	(1,730,030)
Interest expense	(152,044)	(129,903)
Interest income	36	204
Loss from operations before income taxes	$ (185,858)	$ (1,859,729)
Identifiable assets:		
United States	$ 4,572,597	$ 4,810,969
Canada	-0-	-0-
	$ 4,572,597	$ 4,810,969

NOTE 7 - LEASES

The Company has entered into operating lease agreements for trucks and equipment. Lease payments in 2003 and 2002 amounted to $48,426 and $85,002, respectively.

Below is a five-year schedule of minimum lease payments.

2004	$ 12,631
2005	3,892
2006 and thereafter	-0-
	$ 16,523

NOTE 8- INCOME TAXES

Income taxes on continuing operations include the following:

	2003	2002
Currently payable	$ -0-	$ -0-
Deferred	-0-	-0-
Total	$ -0-	$ -0-

NOTE 8- INCOME TAXES (CONTINUED)

A reconciliation of the effective tax rate with the statutory U.S. income tax rate is as follows:

	2003		2002	
	Income	% of Pretax Amount	Income	% of Pretax Amount
Income taxes per statement of income	$ -0-	0%	$ -0-	0%
Tax rate differences resulting from:				
Income (loss) for financial reporting purpose without tax expense or benefit. Utilization of loss carry-forward (unavailable for carryback against prior income taxes paid)	$ (63,192)	(34)%	$ (632,308)	(34)%
Income taxes at statutory rate	$ (63,192)	(34)%	$ (632,308)	(34)%

For United States tax purposes, the Company has available at December 31, 2003, unused operating loss carryforwards of approximately $6,500,000 that may be applied against future taxable income and expires in various amounts from 2007 to 2023.

Utilization of the net operating loss carryforward is contingent upon the Company having sufficient taxable income in the future.

The Company's deferred tax assets and liabilities at December 31, 2003 and 2002 consist of:

	2003	2002
Deferred tax asset	$ 2,217,000	$ 2,687,000
Valuation allowance	(2,080,000)	(2,411,000)
Deferred tax liability	(137,000)	(276,000)
	$ -0-	$ -0-

Deferred taxes are provided for temporary differences in deducting expenses for financial statement and tax purposes. The principal source for deferred tax assets are different methods for recovering depreciation and net operating loss carryforwards. No deferred taxes are reflected in the balance sheet at December 31, 2003 and 2002 due to a valuation allowance. As of December 31, 2003, the Company recognized a $331,000 decrease in the valuation allowance while the Company recognized a $1,964,000 increase in 2002, respectively.

NOTE 9 - PROFIT SHARING PLAN

American Stone Corporation has a 401(k) profit-sharing plan (the Plan) offered to employees with more than one year of service. Contributions under the Plan are discretionary and are determined annually by the Company's Board of Directors. In addition, the Plan provides for a match of 50% of employee contributions to the Plan up to 6% of employee wages. Company contributions to the plan in 2003 and 2002 were $11,112 and $15,925, respectively.

Corporate and Shareholder Information

Board of Directors

Thomas H. Roulston, II
Chairman of the Board
MJM Industries, Inc.
Fairport Harbor, Ohio
Electrical/electronic wire assemblies

Enzo Costantino
Secretary and Treasurer
Terrazzo, Mosaic & Tile Company, Ltd.
Toronto, Ontario
Distributors of dimensional stone

Glen Gasparini
President
Terrazzo, Mosaic & Tile Company, Ltd.
Toronto, Ontario
Distributors of dimensional stone

John R. Male
Chairman and Chief Executive Officer
PVF Capital Corp.
Cleveland, Ohio
Savings bank holding company

Michael J. Meier
Corporate Controller
PolyOne Corporation
Avon Lake, Ohio
$2.5-billion international polymer services company (NYSE: POL)

Timothy I. Panzica
Executive Vice President
Panzica Construction Company
Cleveland, Ohio
Commercial construction manager/general contractors

Louis Stokes
Senior Counsel
Squire, Sanders & Dempsey L.L.P.
Washington, DC
Cleveland-based law firm

Officers

Thomas H. Roulston, II
Chairman of the Board of Directors

Russell Ciphers, Sr.
President and Chief Executive Officer

Enzo Costantino
Treasurer

Michael J. Meier
Secretary

Corporate Office

American Stone Industries, Inc.
Cleveland Quarries
230 West Main St.
South Amherst, Ohio 44001-2926
440-986-4501
www.amst.com

Annual Meeting

The Annual Meeting of Stockholders will be held Wednesday, April 21, 2004, at 11:30 a.m. at The Union Club, 1211 Euclid Ave., Cleveland, Ohio

Investor Information

Copies of the SEC Form 10-KSB will be provided without charge upon written request to the Secretary at the corporate office address. Questions relating to share certificates should be directed to:

Transfer Agent/Registrar
National City Bank
Corporate Trust Operations
P.O. Box 92301
Cleveland, Ohio 44193-0900
800-622-6757

Other investor inquiries may be directed to:
Patrick Gallagher
Edward Howard & Co.
216-781-2400

Independent Accountants

Hobe & Lucas
Cleveland, Ohio

Legal Counsel

Tucker Ellis & West LLP
Cleveland, Ohio

American Stone Industries, Inc.
230 West Main Street
South Amherst, OH 44001-2926

(440) 986-4501 Phone
(440) 986-4531 Fax
(800) 248-0250 Toll-free
www.amst.com